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                                                                       EXHIBIT 3


A communication to shareholders regarding steps taken or to be taken by DRD to:


o recover from the responsible parties the substantial losses and damages sustained by the company and its shareholders as a consequence of certain irregularities and breaches; and

o     account for and clean up the company's past governance performance.

1. PURPOSE OF THIS COMMUNICATION

As shareholders will be aware, DRD has been the victim of substantial irregularities and breaches of duties by former officers. The relevant events occurred or originated before the end of the 2000 financial year.

The purpose of this communication is to explain to shareholders the steps DRD has taken and proposes to take in the future to:

- recover from the responsible parties the substantial losses and damages sustained by DRD and its shareholders as a consequence of those irregularities and breaches; and

-     account for and clean up DRD'S past governance performance.

DRD's pursuit of those objectives has required the company to take difficult and contentious actions against those responsible, including former directors and other officers.

As a consequence of pursuing these issues, DRD and its Chairman and CEO, Mark Wellesley-Wood have been subjected to a concerted and carefully constructed defensive campaign. The board of DRD believes that campaign is an attempt to cloud the issues and divert attention and analysis from the actions for which DRD is seeking redress.

DRD does not believe it is appropriate to conduct the prosecution of these issues in the media. DRD has no intention of engaging in a public slanging match with the responsible parties. DRD is prosecuting these matters in the courts of South Africa and Australia. DRD has, as a good corporate citizen, also provided assistance to the authorities in relation to certain issues. DRD will continue to provide assistance to the authorities in any investigations they may make into these issues.

2. BACKGROUND

In May 2000, Mark Wellesley-Wood was appointed as DRD's non-executive Chairman.

Shortly after his appointment, he received information regarding possible irregularities in DRD of a very serious nature and at a high level of management. Those irregularities arose largely in connection with DRD's recent investments in Australasia, made from mid-1998 to mid-2000, and its business there.

On the basis of the information received, DRD appointed a well-known international firm of investigators, Control Risks Group, to investigate the relevant matters. On 15 August 2000, DRD appointed a local firm of forensic auditors (the forensic arm of Deloitte & Touche) to assist in the investigation.

Following the initial investigations, DRD then Chief Financial Officer, Mr Charles Mostert, resigned with effect from 31 July 2000.

By the end of the 2000 financial year, the investigations had identified serious irregularities causing significant loss to DRD.

The seriousness of the irregularities compelled DRD's auditors, in August 2000, to deliver a notice to DRD in terms of ss.20(5) of the Public Accountants and Auditors Act, 1991. The

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auditors' notice outlined some of the material irregularities and put DRD on notice to take the necessary steps to remedy those irregularities.

On 14 August 2000, DRD received the auditors' notice and was given the statutory period of 30 days in which to take the necessary action. DRD immediately formed a special committee charged with responsibility for the investigations and any ensuing recovery process.

Separately from the special committee's investigation, DRD's auditors were conducting the normal annual audit of DRD for the 2000 financial year. Following discussions with its auditors, DRD made a ZAR590 million write-off in its audited annual financial statements as a provision for the impairment of its assets.

A significant part of that write-off was attributable to the identified irregularities. In addition to the write-off, DRD incurred additional losses in relation to a series of irregular payments, which are discussed below.

3. THE RESULTS OF THE INVESTIGATIONS

By the end of June 2002, the special committee, assisted by the outside consultants, had substantially completed its work. By that time, the special committee had uncovered a number of transactions that were clearly irregular and others that, on the available evidence, were questionable.

The more significant and clear cut of these transactions were:

3.1 THE RAWAS TRANSACTION

On 2 May 2002, DRD issued a circular to ordinary shareholders that described in detail:

-     the Rawas transaction;

- the circumstances under which DRD purportedly entered into the transaction; and

-     the transaction's consequences for DRD and shareholders.

DRD issued the circular in connection with the validation of DRD's 1999 invalid issue of 8 282 056 ordinary shares, in two tranches, pursuant to the purported Rawas transaction.

In brief, the Rawas transaction involved DRD:

- acquiring from Laverton Gold NL (an Australian public company listed on the Australian Stock Exchange) the assets comprising the Rawas mine in Indonesia at an attributed value of ZAR122.6 million; and

- invalidly allotting and issuing 8 282 056 ordinary shares directly to Laverton's creditors in consideration of the acquisition.

DRD's investigations revealed that the value of Rawas at the time of the purported transaction was far less than the attributed value of ZAR122.6 million. Indeed, in the 2 May 2002 circular, DRD's directors considered that Rawas had no value at that time and none on the date when DRD issued the relevant shares.

In addition, DRD's investigations revealed that the ostensible issue price of the shares and the consequent attributed value of ZAR122.6 million were not properly determined and could not be viewed as genuine amounts. Consequently, the invalid issue of shares diluted pre-Rawas DRD shareholders.

DRD's investigations also revealed that:

- Consolidated African Mines Limited (since renamed JCI Ltd) indirectly owned approximately 19.5% of Laverton;


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-     JCI, other JCI group companies and an associate had funded Laverton to the extent of approximately US$11.5 million (ZAR70.3 million);

- Laverton was accordingly indebted to those companies for that amount, all of which was unsecured;

-     Laverton was insolvent and was being hard pressed by its other creditors;
      and

- the trading of Laverton's shares on the Australian Stock Exchange had been suspended at its request, with effect from 6 October 1998, because of the uncertainty of its financial position.

When DRD issued the first and major tranche of the 8 282 056 shares, Laverton's board included:

-     Mr Roger Kebble, who was then DRD's Executive Chairman; and

- Mr John Stratton, whom DRD had retained to advise it on its Australasian acquisitions and business, of which the acquisition of Rawas was one.

At the time of the Rawas transaction:

- Messrs Kebble and Stratton were also directors of JCI and other companies in the JCI Group;

- the Kebble family held a substantial shareholding in JCI and DRD believes them to have been in effective control of JCI.

In addition, DRD's investigation revealed that:

- DRD issued slightly less than half of the 8 282 056 shares to companies in the JCI Group and an associate, which were creditors of Laverton; and

- those shares were later realized on behalf of the JCI group companies and the cash proceeds paid to those companies to settle Laverton's indebtedness.

The evidence indicates that, but for the Rawas transaction, the JCI Group and its associate would have had to write off the sum of about US$11.5 million (ZAR70.3 million). Accordingly, DRD believes that its resources were used unscrupulously to benefit the JCI Group and its associates at the expense of DRD and its shareholders.

DRD wrote off its ZARI22.6 million `investment' in the Rawas Mine, which amount was included in the ZAR590 million charge for the impairment of assets.

DRD has also been further compelled to discharge debts relating to Rawas to the extent of A$6 million (ZAR28.7 million).

3.2 THE CONTINENTAL GOLDFIELDS TRANSACTION

DRD's investigations uncovered evidence that DRD had purchased, in terms of an agreement dated 7 December 1999, 11 150 000 shares in Continental Goldfields Limited (an Australian public company listed on the Australian Stock Exchange). DRD purportedly purchased those shares from three Australian companies controlled by Mr Tim Lebbon.

According to the agreement, the total consideration payable by DRD was A$7 025 000, which sum comprised two amounts:

- a purchase price of A$11 115 000 for the shares, which was equivalent to the then prevailing market price for Continental shares, which was A$0.10 per share; and

- a separate "facilitation" fee of A$5 910 000 payable to one of the three vendor companies.

The total consideration paid represented nearly seven times the then market value of the shares. (The current market value at 25/04/2003 is A$0.025 per share.)

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Further investigation revealed that DRD had effectively been substituted as the purchaser for JCI Gold Limited. JCI Gold was then, and still is, controlled by JCI. The evidence indicates that the agreement benefited companies in the JCI Group without any discernible benefit for DRD.

When DRD entered into the agreement, Mr Roger Kebble was:

-     a director of JCI and of JCI Gold;

-     the holder of a significant number of shares in JCI; and

-     DRD's Executive Chairman.

It appears from the evidence that, as early as 14 December 1998, JCI Gold had entered into an agreement to acquire the same shares from the same vendors. However, JCI Gold failed to complete its purchase.

Lavender Overseas SA (a British Virgin Islands- registered company) was substituted for JCI Gold and was obliged to pay the contract consideration by 23 December 1999.

However, on 7 December 1999, the vendors released Lavender from its obligations on condition that DRD replaced it on exactly the same terms and conditions. The condition was duly fulfilled when DRD signed an identical agreement, substituting itself for Lavender as the acquirer of the Continental shares.

At 30 June 2000 Continental owned shares in JCI which represented 75% of Continental's then net assets.

3.3 IRREGULAR PAYMENTS BY THE COMPANY

DRD wrongfully made payments amounting to ZAR22.8 million (converted from US$ and A$ at the then current rates of exchange) to, or for the benefit of, certain of its officers and others. Those payments were generally for services purportedly rendered and investments purportedly made. DRD believes the services and investments in question were fictitious and supported by false invoices or agreements. The payments were made to offshore accounts from which they were distributed to the officers and others concerned.

Following settlements with some of the parties involved, those parties have agreed to refund a sum of approximately ZAR12.6 million to DRD. Some of those repayments are to be made over a period. DRD has already received approximately ZAR1 million of that sum.

DRD's investigation also discovered that an officer of DRD misappropriated three gold bars produced for a promotional road show in the US. The then value of the gold bars was ZAR60 000 each. DRD has subsequently recovered only one of the gold bars.

3.4 WRITE-OFFS

All of those transactions involved write-offs by DRD, against its profits, of more than ZAR200 million.

4. POST INVESTIGATION ACTIONS

4.1 ATTEMPTS AT COMMERCIAL SETTLEMENTS

After completing its investigations, DRD attempted to settle its claims for losses with the various responsible parties. DRD achieved some settlements, which resulted in limited recoveries. However, DRD's attempts to settle the larger claims failed. Accordingly, DRD was left with no option but to pursue feasible and appropriate legal action.

4.2 LEGAL PROCEEDINGS

To date, DRD has instituted the following legal proceedings:


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-     Validation of the Rawas share issue

An application to the Witwatersrand Local Division of the High Court of South Africa to validate the 8 282 056 ordinary shares invalidly issued pursuant to the Rawas transaction. The Court subsequently validated the share issue.

-     The Continental Goldfields Transaction

An action which has been instituted in the Supreme Court of Western Australia against Messrs C P Mostert, J Stratton, T O Lebbon, Noble Investments Pty Ltd, Leadenhall Australia Limited and Advent Investors Pty Ltd for various forms of relief including breaches of directors' duties and dishonest involvement in those breaches, arising out of the losses sustained by DRD in the CNF transaction.

-     The irregular payments

An action in the Supreme Court of Western Australia against J Stratton for various forms of relief including dishonest involvement in breaches of directors' duties and restitution, in respect of some of the irregular payments referred to above.

Two actions in the Supreme Court of Western Australia against C Mostert for breaches of directors' duties, in respect of some of the irregular payments referred to above.

4.3 CLAIMS AGAINST DRD

In addition the following actions, which arise out of the irregularities that were committed in Australasia, have been instituted against DRD:

- an action against Dome Resources NL and DRD in the Supreme Court of New South Wales, Australia, by Mr M Silver and an associated company, seeking to enforce a contract by which Dome agreed to pay, and DRD agreed to guarantee, a benefit upon Silver's retirement from the board of Dome. Dome and DRD say that this contract is unenforceable because it was not authorized by their directors or shareholders and was entered into in breach of duty by the directors who signed it on Dome and DRD's behalf.

- an action against DRD in the District Court of Western Australia by Newshore Nominees Pty Ltd claiming payment pursuant to an invoice that DRD believes to be false. Further, DRD intends to counterclaim against Newshore for a number of earlier payments that had been made by DRD to Newshore totalling A$374,000 and US$22,500, based on invoices that DRD believes to be false or which relate to the provision of services which DRD believes were not provided for DRD's benefit

4.4 FURTHER LEGAL PROCEEDINGS

Apart from those proceedings in progress, DRD proposes to institute further actions against the persons responsible for the losses described in this circular.

5. THE CAMPAIGN AGAINST DRD
After DRD launched its investigations and evidence of irregularities was uncovered, it became clear that certain DRD officers were seriously implicated and were vulnerable to legal proceedings. Since that time, a series of events has occurred that appear to form part of a concerted campaign against DRD.

5.1 SECURITY ISSUES

In a number of incidents, DRD's security was breached and certain senior employees of DRD felt themselves physically threatened.

At least two break-ins occurred at DRD's Parktown, Johannesburg head office. During those break-ins, confidential documents were removed.

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A number of incidents occurred at DRD mining operations, which suggested some form of industrial sabotage.

These events necessitated improved and tighter security both for DRD's assets and for its personnel. DRD has since put in place appropriate security measures.

5.2 MR WELLESLEY-WOOD'S WORK PERMIT

On 4 March 2002, the Department of Home Affairs wrote to DRD informing it that Mr Wellesley-Wood had been "declared a prohibited person" and his visa exemption as a British citizen had also been revoked. At the time, Mr Wellesley-Wood was in the United Kingdom.

The previous day, a Sunday, a report appeared in the press that appeared to have anticipated the Department's letter. The media report stated that MrWellesley-Wood had that week been "served with deportation orders and ordered out of the country".

The Department's letter was not sent to DRD or Mr Wellesley-Wood. Instead, it was sent to a non- executive director of DRD who was a close associate of Mr Roger Kebble.

The Department appears to have issued its letter quite suddenly and unexpectedly, as Mr Wellesley-Wood had lodged a formal application for an appropriate work permit. That application was pending and DRD had every expectation that it would be granted in the ordinary way. There were no special or other circumstances that would have justified a refusal.

On the day the non-executive director in question received the Department's letter, another DRD non-executive director called an urgent meeting of DRD's board with a proposal to remove Mr Wellesley-Wood from the board on the grounds that he was now prevented from entering the country to perform his duties. The non-executive director in question was also closely allied to Mr Roger Kebble. The non-executive director called the meeting before DRD or Mr Wellesley-Wood had received the Department's letter.

Before the board meeting took place, the Minister of Home Affairs, the Honourable Mangosutho Buthelezi, had intervened and made clear in public statements that he regarded as grossly irregular the actions of his Department against Mr Wellesley-Wood.

The attempt to remove Mr Wellesley-Wood was defeated. DRD's board formally censured the non-executive director for the irregular manner in which he called the meeting and for the unprofessional manner in which he had conducted himself. He resigned shortly afterwards.

The issue of the permit was resolved shortly afterwards when the Department formally granted Mr Wellesley-Wood's application.

5.3 MR VIC HOOPS' RESIGNATION

Following the revocation of Mr Wellesley-Wood's visa exemption, DRD commenced an internal investigation to determine how and why the Department of Home Affairs had acted counter to all expectations.

DRD's senior human resources executive, Mr Vic Hoops, had been responsible for the management of Mr Wellesley-Wood's emigration status. In the course of the discussions pursuant to the investigations, Mr Hoops quite suddenly and unexpectedly resigned, claiming that he had been constructively dismissed.

Mr Hoops' letter of resignation dated 12 March 2002, which was addressed to DRD's directors, was released to the media before the directors themselves received it. Mr Hoops' letter contained a number of manifestly untrue allegations apparently aimed at influencing Mr Wellesley-Wood's pending application for a work permit.

Mr Hoops' letter also contained a number of gratuitous and demonstrably untrue allegations against DRD and Mr Wellesley-Wood. Those allegations resulted in litigation between DRD and


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Mr Hoops, which was eventually settled. During the litigation, it emerged that
Mr Hoops was funding his legal fees with a loan of approximately ZAR500 000 which he received from Mr Roger Kebble.

Whilst the terms of the settlement are by agreement confidential, Mr Hoops furnished a written apology (which is not confidential) in the following terms:

"I, VICTOR HOOPS, make reference to the letter signed by me on 12 March 2002 and addressed to the board of directors of Durban Roodepoort Deep Limited.

I acknowledge that the letter contains comments and observations which are disparaging of Mark Wellesley-Wood. I now accept that these comments and observations are incorrect and do not fairly reflect the true position. I regret the harm that the unintended publication of these comments has caused to the Company and Mark Wellesley-Wood and I apologize unreservedly therefore.

I record that the parties have amicably settled the dispute arising out of the termination of my employment."

Mr Roger Kebble was suspended as a director of DRD with effect from 4 March 2002 and resigned from the board with effect from 30 June 2002.

5.4 SKILLED LABOUR BROKERS

Prior to Mr Wellesley-Wood's appointment to the board, DRD had been making substantial regular monthly payments to a close corporation named Skilled Labour Brokers CC (SLB).

Those payments appear to have commenced in 1996. According to DRD's records, which only go back to July 1998, these monthly payments ranged between ZAR125 000 and ZAR148 000, with one additional exceptional payment for September 1999 of ZAR1 140 000. The total amount paid over that period amounted to ZAR6 327 000, including VAT.

Prior to June 2001, DRD believed that SLB was owned by Mr Ronnie Watson and had provided bona fide services in consideration for bona fide payments in the ordinary course of DRD's business. However, DRD subsequently discovered that the sole member of SLB was Mr Roger Kebble.

DRD was previously unaware of Mr Roger Kebble's control of SLB and had no record of any disclosure by Mr Roger Kebble of his interest in SLB.

DRD pursued the matter with Mr Roger Kebble and directed questions to him seeking more details regarding SLB and, particularly, the beneficiaries of the payments. Mr Roger Kebble failed to provide any satisfactory explanation. The matter was handed over to the South African Police Services for investigation. It took its normal course through the criminal justice system and led to charges being preferred by the State against Mr Roger Kebble. These charges are still pending before the Court.

DRD has also instituted a civil action in the High Court of South Africa (Witwatersrand Local Division) against Mr Roger Kebble and SLB for recovery of the payments.

5.5 MEDIA CAMPAIGN

From the time of the incident regarding Mr Wellesley-Wood's work permit and the SLB mailer, DRD and Mr Wellesley-Wood have been the subject of a concerted and sustained media campaign.

As stated above, DRD does not intend to engage in a public slanging match with Mr Roger Kebble and his associates. DRD intends to pursue its recovery actions in the Courts and to assist the authorities with any criminal investigations.

5.6 THE ANTON PILLER APPLICATION

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Most recently, Mr Roger Kebble, Mr Brett Kebble, Mr Ronnie Watson and JCI
applied to the High Court for an Anton Piller order against DRD, Mr Wellesley-Wood and other defendants.

An Anton Piller order is a form of extraordinary provisional relief for the attachment and, if the application is eventually successful, examination of a defendant's documents for the purposes of proposed litigation. Courts grant Anton Piller orders in limited circumstances, as a provisional order is required to be made in the first instance without any notice to or the knowledge of the defendant. Effectively, when making the provisional order, the Court has to rely on the integrity of the one evidence placed before it by the applicants. The defendants only receive an opportunity to oppose the application after the Court has granted the provisional order.

The basis for the application was a claim that DRD, at the instance of Mr Wellesley-Wood, has carried out unlawful investigations into the personal affairs of Mr Roger Kebble and the other applicants in breach of their rights to privacy, as well as of their constitutional rights.

A provisional order was granted to the applicants on the evidence they chose to place before the Court. But after the evidence of the defendants, the application was dismissed out of hand with costs. A special punitive order for the costs of DRD and Mr Wellesley-Wood was made by the Court as a mark of its disapproval of the applicant's conduct in making their application.

5.7 RESIGNATION OF MR N GOODWIN

The documents filed by Mr Roger Kebble ET AL in the Anton Piller application included copies of confidential documents that were presented to the members of DRD's audit committee at a meeting held on 21 October 2002. DRD discovered in February 2003 that immediately after that meeting, copies of the documents in question were handed to Mr Roger Kebble by Mr N Goodwin, at Mr Roger Kebble's request. Mr N Goodwin was a non-executive director at the time and a member of the audit committee. Mr Goodwin resigned as a non-executive director on 29 January in order to take up an appointment as a consultant of DRD. When, afterwards, his disclosure to Mr Roger Kebble of DRD's confidential documents was discovered, his consultancy was terminated on 26 February 2003.

5.8 RESIGNATION OF DRD GROUP SECRETARY AND IN-HOUSE LEGAL ADVISER

Shortly after the Court granted the Anton Piller orders, DRD's group secretary, Ms Maryna Eloff, and its in-house group legal adviser, Ms Benita Morton, suddenly and unexpectedly terminated their employment. Both Ms Eloff and Ms Morton claimed that they had been constructively dismissed.

Ms Eloff terminated her employment by means of a letter dated 13 March 2003. Ms Eloff's letter contained malicious and untruthful allegations in a similar style to those contained in Mr Hoops' letter of resignation some 12 months earlier. Ms Eloff's letter echoed the allegations in the Anton Piller application referred to above: that DRD had engaged in unlawful investigations into her personal affairs that violated her rights to privacy as well as her constitutional rights.

Ms Eloff also made gratuitous and unfounded allegations of insider trading by the executive management and certain non-executive directors of DRD. There is no truth in these allegations.

As with Mr Hoops' letter, Ms Eloff's letter was released to the media before reaching its addressee, Mr Wellesley-Wood. The media gave the letter considerable publicity, causing further damage to DRD and Mr Wellesley-Wood. DRD has denied Ms Eloff's claims and will resist them if they are pressed further.

Following all the publicity, DRD met with the JSE about Ms Eloff's allegations of insider trading and has given all the assurances required by the JSE. At the request of the JSE it also made a public announcement to allay any concerns caused by the allegations.

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The manner of Ms Eloff's departure and her attack on DRD and Mr Wellesley-Wood was as surprising as it was sudden. DRD regarded Ms Eloff as a dedicated employee who had played a significant role in DRD's investigations into the irregularities and other activities described above.

Ms Morton's letter of termination, delivered five days later, relied on the same grounds of termination as that of Ms Eloff (ie., an unlawful investigation into her personal affairs) but was couched in more temperate and responsible language than Ms Eloff's letter. DRD has denied Ms Morton's claim and will resist it, too, if pressed further.

6. CONCLUSION

DRD is determined to account for the past violations of good governance practices and maintain proper, effective governance in the future.

Despite the ongoing campaign against DRD and Mr Wellesley-Wood, DRD is committed to pursuing the recovery actions currently in progress for the losses it sustained as a consequence of the irregular transactions described above.

In addition, DRD intends to issue further proceedings in relation to the Rawas transaction in both South Africa and Australia.

DRD will keep shareholders informed of the progress of its recovery actions in the coming months.





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